Mail Stop 4561

June 12, 2008

Mark D. Funston
Executive Vice President and
Chief Financial Officer
HLTH Corporation
669 River Drive, Center 2
Elmwood Park, NJ 07407-1361

  Re: HLTH Corporation
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed February 29, 2008
    File No. 000-24975

Dear Mr. Funston:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief